Exhibit 12
MARRIOTT INTERNATIONAL, INC. (“Marriott”)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in millions, except ratio)	184 Days Ended June 30, 2013	168 Days Ended June 15, 2012
Income before income taxes	$464	$356
Losses related to equity method investees	(2)	9
	462	365
Add/(deduct):
Fixed charges	113	120
Interest capitalized	(17)	(11)
Distributed income of equity method investees	4	3
Earnings available for fixed charges	$562	$477
Fixed charges:
Interest expensed and capitalized(1)	$77	$78
Estimate of interest within rent expense	36	42
Total fixed charges	$113	$120
Ratio of earnings to fixed charges	5.0	4.0

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.
Exhibit 12